UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Essex Rental Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

297187106

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448638205		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,734,968 shares of Common Stock

	8	Shared Voting Power 94,700 shares of Common Stock

	9	Sole Dispositive Power 3,829,668 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,829,668 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 448638205		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,734,968 shares of Common Stock

	8	Shared Voting Power 94,700 shares of Common Stock

	9	Sole Dispositive Power 3,829,668 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,829,668 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 448638205		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,639,721shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,639,721shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,721shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 448638205		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners Offshore Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,157,822shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,157,822 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,822 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1.                    Security and Issuer.

This Item is being amended solely to add the following paragraphs at the end of this Item:

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely to reflect the sale by the David M. Knott and Dorset Management Corporation of 1,000,000 of the Warrants in a private transaction on February 8, 2011.  The Warrants trade under CUSIP number 297187114.

Included in this statement are warrants (the “Special Warrants”) issued in connection with an asset acquisition by CC Bidding Corp. (“CCBC”), an indirect wholly-owned subsidiary of the Company, and Coast Crane Company (“Coast”), pursuant to which the Reporting Persons, as holders of certain Coast indebtedness, agreed to (a) exchange such indebtedness for the Company’s promissory notes (the “Notes”), aggregating $5,227,000 in total principal amount, with an interest rate of 10% per annum, subject to adjustment, and maturing December 31, 2013, and (b) support CCBC’s bid to acquire Coast’s assets and not support any alternative bid except under certain circumstances. As additional consideration, the Company agreed to (a) issue to the Reporting Persons the Special Warrants, and (b) reimburse them for legal fees incurred in connection with the transaction.

The Special Warrants entitle the Reporting Persons to purchase, in the aggregate, up to 90,000 shares (the “Warrant Shares”) of Common Stock. The aggregate number of Warrant Shares subject to purchase upon exercise of each Special Warrant will be reduced by two-thirds (the “Reduced Share Amount”) if the Company repays the outstanding indebtedness represented by the Notes on or before May 29, 2011 (the “Repayment Date”). In the event that the number of Warrant Shares issued upon exercise of a Special Warrant prior to the Repayment Date exceeds the respective Reduced Share Amount for such Special Warrant, but the Company subsequently repays the outstanding indebtedness represented by the Notes prior to the Repayment Date, those excess shares shall be automatically cancelled and any stock certificates representing such excess shares will have to be surrendered to the Company for cancellation.

Item 2.                    Identity and Background.

This Item is being amended solely to add the following paragraphs prior to the “Principal Business” paragraphs in  this Item:

Reporting Persons:	Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P.

Principal Office:	Knott Partners, L.P.
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

Knott Partners Offshore Master Fund, L.P.
c/o Walkers SPV Limited, Walker House
87 Mary Street, Georgetown, Cayman KY 1-9002 Cayman Island

Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P. have previously been included as separate Reporting Persons with David M. Knott and Dorset Management Corporation on Schedule 13G.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 4.                    Purpose of Transaction.

This Item is being amended solely to add the following paragraph at the end of this Item:

The transaction referenced in the first paragraph of Item 1, above, is part of the plan of David M. Knott and Dorset Management Corporation to dispose of all of the Warrants prior to their expiration date.

Item 5.                    Interest in Securities of the Issuer.

(a)-(b)     David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

Knott Partners, L.P.: See Rows 5 through 9 and 11 on page 4.

Knott Partners Offshore Master Fund, L.P.: See Rows 5 through 9 and 11 on page 5.

(c)           Except for the transaction referenced at the end of Item 1, above, during the past 60 days, the Reporting Parties have had no transactions in the Common Stock.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item is being amended solely to add the following paragraph to this Item:

As described in the third paragraph added to Item 1, above, the Warrant Shares are subject to reduction and, if previously issued, cancellation and surrender, in the event the Company repays the outstanding indebtedness represented by the Notes prior to the Repayment Date.

Item 7.                    Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.
KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

By: Knott Partners Management, LLC,
as General Partner

By:	/s/ David M. Knott
David M. Knott, as Managing Member